Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR 21-8

Exploration Commences at Tim Silver Project, Yukon

Vancouver, BC, May 4, 2021 - Alianza Minerals Ltd. (TSX-V: ANZ, OTC: TARSF) (“Alianza” or the “Company”) is pleased to report that a subsidiary of Coeur Mining, Inc. (“Coeur”) has commenced an initial exploration program at the Tim Silver Project in southern Yukon, 19 kilometres northeast of Coeur’s Silvertip mine. The current program consists of a SkyTEM airborne geophysical survey and will be followed up by groundwork later this field season. In accordance with the 2020 option agreement between Coeur and Alianza, Coeur is operating the Tim Silver Project exploration program.

The SkyTEM airborne geophysical survey is expected to collect magnetic and resistivity data over the concessions to help identify and delineate structural features on the property. It is also expected that this data will be valuable in mapping geology in areas of sparse outcrop. This data will be used to plan subsequent work including mapping, soil geochemical sampling and trenching later this summer.

The 2021 exploration program at Tim is targeting high-grade silver-lead-zinc Carbonate Replacement Mineralization (“CRM”), similar to that found at Coeur’s Silvertip operation. Coeur can earn an 80% interest in the Property by (i) funding $3.55 million in exploration over five years and (ii) making scheduled cash payments totalling $575,000 over eight years. Coeur must also fund a feasibility study and notify Alianza of its intention to develop a commercial mine on the property on or before the 8th anniversary from the date of notification of the class 1 exploration permit.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Colorado, Nevada and Peru. Alianza currently has one project (Tim, Yukon Territory) optioned out to Coeur Mining, Inc. and is actively seeking partners on other projects.

The Company is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol “TARSF”.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Melanie Barbeau

mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY’S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.